SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Actimize, a NICE Company, Outperforms Key Testing Criteria in Real-Time Fraud Prevention Benchmark, Dated April 12, 2010.

99.2 Press Release: NICE Offers Mobile Phone Interaction Recording & Analytics for Addressing Regulatory Compliance Needs of Financial Investment Firms, Dated April 26, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  May 5, 2009

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EXHIBIT INDEX

99.1 Press Release: Actimize, a NICE Company, Outperforms Key Testing Criteria in Real-Time Fraud Prevention Benchmark, Dated April 12, 2010.

99.2 Press Release: NICE Offers Mobile Phone Interaction Recording & Analytics for Addressing Regulatory Compliance Needs of Financial Investment Firms, Dated April 26, 2010.

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Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1-877-245-7449

daphna.golden@nice.com

Actimize, a NICE Company, Outperforms Key Testing Criteria in Real-Time Fraud Prevention Benchmark

Objective benchmark performed on behalf of top-10 global bank confirms Actimize`s high-volume millisecond response time, as well as high availability and recovery

NEW YORK - April 12, 2010 - Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced the results of a third-party platform scalability and availability benchmark conducted at the IBM Products and Solutions Support Center (PSSC) in Montpellier, France on behalf of a top global bank. The Actimize Fraud Prevention platform was proved to have linear scalability, high-availability and failover capabilities with an average response time of 10ms with an IBM Power Systems server connected to IBM TotalStorage DS8300.  Actimize outperformed the success criteria specified by the requesting financial institution.

"As our solutions are typically mission-critical for our clients, they have to be built on top of a highly flexible, scalable and reliable technology platform," says Boaz Peer, chief technology officer at Actimize.  "It is satisfying to see that, whether tested in the lab or deployed at client site, our financial crime platform outperforming expectations."

The IBM PSSC team has years of experience producing objective industry benchmarks, partnering with clients to meet their IT infrastructure and business goals.  The benchmark was requested by a very large global financial institution to test Actimize`s financial crime platform and solution performance against a variety of key metrics. The client`s key objectives were to test and validate response time performance, hardware scalability, high-availability and failover and recovery capabilities.

The Actimize system exceeded expectations.  Benchmark parameters and results included:

●       500TPS achieved over two active sites against a benchmark requirement of two sites located 1500 miles apart

●       10ms average response time against a benchmark requirement of a maximum response time <500ms

●       Demonstrated linear scalability supporting performance above 500TPS

●       Low utilization of hardware (load balanced between two active sites, 50% on each)

●       ~10mn recovery time, after complete failure of production site

●       ~5mn recovery time, after database replication failure between two sites

The IBM PSSC was able to fulfill the testing criteria for the client quickly and efficiently, providing detailed results that were ultimately used by the financial institution to select Actimize as its enterprise fraud prevention solution provider.

About Actimize

Actimize, a NICE Systems company (NASDAQ: NICE), is the world`s largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry. Actimize empowers its clients to prevent financial crime, mitigate risk, reduce operational costs, minimize losses and improve compliance. Actimize provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions; built upon the Actimize Core Platform which has been enhanced by the company`s acquisitions of Syfact and Fortent (Searchspace) analytics and technology.  With offices across North America, Europe, and Asia, Actimize serves more than 200 clients globally including all of the world`s 10 largest financial institutions. www.actimize.com

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Offers Mobile Phone Interaction Recording & Analytics for Addressing Regulatory Compliance Needs of Financial Investment Firms

Open architecture offering will enable financial services firms to reduce risk and adhere to UK FSA requirements

RA`ANANA, ISRAEL, April 26, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced capabilities to enable recording, management, and analysis of mobile phone interactions. The NICE offering has an open recording architecture that is based on industry recording standards, providing an interface to enable automatic recording of incoming and outgoing interactions that take place on mobile devices. The offering may be deployed as part of an existing NICE SmartCenter Interaction Recording implementation, decreasing implementation costs and providing maximum investment protection, or in any telephony environment, with any carrier and Smartphone that is commonly being used. In addition, it will enable companies to reduce risk with automatic alarming and monitoring capabilities for expedient identification and investigation of suspicious events for improved compliance, reduced risk, increased flexibility, minimized total cost of ownership, and ease of use. NICE also announces its Mobile Recording Solution Integration Certification Program for NICE Business Partners that offer the NICE solution and all smart client providers.

The significance and impact of the emerging trend of transactions taking place on mobile devices is reflected by the March 18, 2010 Consultation Paper published by the U.K.'s Financial Services Authority (FSA). In this paper the FSA indicates its plan to require investment firms to record the conversations held by traders on firm provided mobile phones. This follows on the March 2009 requirement for firms to record voice and electronic communications and keep them for six months to discourage insider trading. The NICE mobile recording solution will enable financial services firms to adhere to FSA requirements and other like regulations relating to financial transactions that take place via mobile phones.

"There is clearly a desire for mobile phones to replace desktop voice hardware in many scenarios in the financial markets, where they could be used as the primary interaction device to run trading tools and perform financial transactions," said Rik Turner, Senior Analyst, Financial Services Technology at analyst firm Ovum. "With legislating coming in mandating call recording for mobiles too, this places a burden on firms to ensure compliance, even when the device being used is not part of the fixed-line infrastructure. Being able to record trader interactions regardless of the type of phone that is used, fixed or mobile, in a way that doesn`t require replacing the existing recording infrastructure is the key to managing risk effectively and cost efficiently."

NICE`s solution is based on an open architecture that can interface directly with the trader`s handset via a smart client, a mobile phone application that resides on the trader`s handset, or with a compliance server that is located on premises.  Both the smart client and the compliance server automatically and simultaneously conference any interaction on the mobile handset to the NICE recording server with minimal impact on the user`s mobile experience. The open recording architecture of the NICE solution enables NICE business partners and mobile service providers who offer smart clients to seamlessly integrate with the NICE recording platform, while enabling the trading services firms to leverage their existing recording infrastructure and enjoy flexibility in the selection of the smart client provider.

"NICE brings with it over 20 years of market leadership and experience in providing compliance solutions to the global financial services industry, and with our unique approach to recording, analyzing and managing mobile interactions we are changing the face of the industry once again," said Udi Ziv, President of the Enterprise Product Group at NICE. "By offering an open solution, we enable all of our partners and all smart client providers to offer NICE`s enterprise grade compliance recording solution to financial services customers; while enabling firms to deploy the solution with any mobile phone in any telephony environment, with unmatched flexibility, efficiency and reliability."

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 80 of the Fortune 100 companies. More information is available at www.nice.com.

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Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:

360º View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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